EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

Among

SG MERGER CORP.

and

ECOMETRY CORPORATION

and with respect to Section 5.2(c) only,

WILBURN W. SMITH

and

ALLAN J. GARDNER

Dated as of October 25, 2001

Exhibit A                      Articles of Incorporation of SG

Exhibit B                      By-laws of SG

ii

AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this “Agreement”) made and entered into as of the 25th day of October, 2001, among SG MERGER CORP., a Florida corporation (“SG”), and ECOMETRY CORPORATION, a Florida corporation (the “Company”), and with respect to Section 5.2(c) only WILBURN W. SMITH and ALLAN J. GARDNER.

WITNESSETH:

     WHEREAS, the Board of Directors of the Company, acting upon the recommendation of the Independent Committee thereof (the “Independent Committee”), and the Board of Directors of SG have determined that, upon the terms and subject to the conditions set forth herein, the acquisition of the Company by SG by means of a merger (the “Merger”) of SG with and into the Company is advisable and in the best interests of the shareholders of SG and the Company and accordingly have agreed to effect the Merger;

     WHEREAS, SG is a newly formed corporation organized at the direction of Wilburn W. Smith and Allan J. Gardner (the “Principals”) which, prior to the consummation of the Merger, will own all the capital stock of the Company currently owned by the Principals; and

     WHEREAS, SG and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

     NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

     1.1 The Merger; Filing and Effective Time.

          (a)  Upon the terms and subject to the conditions of this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”), at the Effective Time (as hereinafter defined), SG shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of SG shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”) following the Effective Time. The Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises of the Company, and the Surviving Corporation shall by operation of law become liable for all of the debts, liabilities and duties of the Company. The name of the Surviving Corporation shall continue to be Ecometry Corporation and the purpose thereof shall be as set forth in the Articles of Incorporation of the Surviving Corporation.

          (b)  The parties hereto shall cause the Merger to be consummated by filing Articles of Merger with the Secretary of State of the State of Florida, in such form as required by and executed in accordance with the relevant provisions of the FBCA (the date and time of the filing of the Articles of Merger with the Secretary of State of the State of Florida (or such later time as is agreed to by the parties hereto and set forth therein) being hereinafter referred to as the “Effective Time”).

     1.2 Closing. The closing of the Merger (the “Closing”) will take place as soon as practicable after satisfaction or waiver of the conditions set forth in Article VI (the “Closing Date”), at the offices of Akerman, Senterfitt & Eidson, P.A., Las Olas Centre II, 350 E. Las Olas Blvd., Suite 1600, Ft. Lauderdale, Florida, unless another date or place is agreed to in writing by the parties hereto.

     1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the FBCA.

     1.4 Articles of Incorporation; By Laws.

          (a)  At the Effective Time, the Articles of Incorporation of SG as in effect immediately prior to the Effective Time in the form set forth as Exhibit A hereto shall be the Articles of Incorporation of the Surviving Corporation until thereafter further amended as provided therein and under the FBCA.

          (b)  At the Effective Time, the By-laws of SG as in effect immediately prior to the Effective Time in the form set forth as Exhibit B hereto shall be the By-laws of the Surviving Corporation following the Merger and thereafter may be amended or repealed in accordance with their terms or the Articles of Incorporation of the Surviving Corporation following the Merger and as provided under the FBCA.

     1.5 Directors and Officers. The directors of SG immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation following the Merger, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation following the Merger, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF COMPANY
AND SG

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, SG or any holder of any shares of any common stock, $.01 par value per share, of the Company (“Company Common Stock”) or any holder of capital stock of SG, the shares of capital stock of SG and the Company Common Stock shall be converted or canceled as follows:

          (a)  Capital Stock of SG. Each issued and outstanding share of capital stock of SG shall be converted into and become one fully paid and non-assessable share of common stock, $.01 par value per share, of the Surviving Corporation.

          (b)  Cancellation of Treasury Shares and Shares Owned by SG and the Principals. Each share of Company Common Stock that is owned directly by the Company, any Subsidiary (as hereinafter defined) of the Company, SG or a Principal shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

          (c)  Conversion of Company Common Stock. Subject to Section 2.1(b), each issued and outstanding share of Company Common Stock shall be converted into the right to receive $2.70 in cash, subject to adjustment for any stock split, stock dividend or combination of stock that may occur from the date hereof and prior to the Effective Time. The aggregate cash payable upon the conversion of shares of Company Common Stock pursuant to this Section 2.1(c) is referred to as the “Merger Consideration”. As of the Effective Time, all such shares of Company Common Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.4(b), without interest.

     2.2 Company Options. At the Effective Time, each option (a “Company Option”) to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time (other than Company Options owned by SG and/or the Principals) shall become immediately vested. Each Company Option (other than Company Options owned by SG and/or the Principals) with an exercise price per share of Company Common Stock less than the Merger Consideration shall automatically be converted into the right to receive cash in the amount of the product of (a) the Merger Consideration minus such exercise price, multiplied by (b) the number of shares of Company Common Stock for which such Company Option is exercisable. All other Company Options outstanding as of the Effective Time shall automatically be terminated effective as of the Effective Time.

     2.3 Meeting of Shareholders. The Board of Directors of the Company shall, as promptly as practicable following the date of this Agreement and in consultation with SG, (i) duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of considering, adopting and approving this Agreement and the Merger (the “Shareholders Meeting”) and (ii) (A) except to the extent modified in accordance with this Section 2.3, include in the Proxy Statement (as defined in Section 3.5) the unanimous recommendation of the Company’s Board of Directors acting upon the recommendation of the Independent Committee that the shareholders of the Company vote in favor of the adoption of this Agreement and the Merger and include the written opinion of the Financial Advisor (as defined in Section 4.14) that the consideration to be received by the shareholders of the Company (other than SG and its affiliates) pursuant to the Merger is fair to such shareholders from a financial point of view and (B) use its reasonable best efforts to obtain the affirmative vote of holders of a majority of the outstanding Company Common Stock (the “Requisite Shareholder Approval”) and of holders of a majority of the outstanding shares of Company Common Stock not held by SG, the Principals and their affiliates (the “Agreed Shareholder Approval”) in favor of the adoption of this Agreement and the approval of the Merger. The Board of Directors of the Company shall not withdraw, amend or modify in a manner adverse to SG its recommendation referred to in clause (ii) (A) of the preceding sentence (or announce publicly its intention to do so). Notwithstanding the foregoing, prior to the receipt of the Requisite Shareholder Approval, the Board of Directors of the Company shall be permitted to withdraw, amend or modify its recommendation (or publicly announce its intention to do so) of this Agreement and the Merger in a manner adverse to SG if: (1) a Superior Acquisition Proposal (as defined in Section 5.3) shall have been proposed by any Person (as hereinafter defined) other than SG and such proposal is pending at the time of such action; (2) the Board of Directors shall have concluded in good faith, after consultation with its outside legal counsel, that the Board of Directors is required to withdraw, amend or modify its recommendation in order to comply with its fiduciary duties to the shareholders of the Company under applicable law and (3) the Company shall be in compliance with Section 5.3 hereof.

     2.4 Exchange of Certificates.

          (a)  Paying Agent. Prior to the Effective Time, SG shall select a bank or trust company in the United States, reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of certificates representing Company Common Stock. The Surviving Corporation shall take all steps necessary to provide the Paying Agent with the cash necessary to pay for the shares of Company Common Stock converted into the right to receive Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) immediately following the Effective Time. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 2.1(c), the Surviving Corporation shall promptly deposit in trust additional cash with the Paying Agent sufficient to make all payments required, and the Surviving Corporation shall in any event be liable for payment thereof. The Exchange Fund shall not be used for any purpose except as expressly provided in this Agreement.

          (b)  Exchange Procedures. Promptly after the Effective Time (but in no event later than five business days following such date), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.4(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.1(c). If any holder of shares of Company Common Stock shall be unable to surrender such holder’s Certificates because such certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation. For purposes of this Agreement, “Person” shall mean any individual, corporation, firm, enterprise, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company or other entity of any kind, or any government or political subdivision or any agency, department or instrumentality thereof.

          (c)  No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

          (d)  Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration.

          (e)  No Liability. Neither the Surviving Corporation nor the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

          (f)  Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

          (g)  Withholdings. The Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of Company Common

Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax law.

          (h)  Charges and Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of cash for shares of Company Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SG

     Except as set forth in the disclosure statement delivered by SG to the Company concurrently herewith (as such disclosure statement may be supplemented or amended pursuant to Section 8.5(b)) and identified as the “SG Disclosure Statement,” SG represents and warrants to the Company as follows:

     3.1 Organization, Standing, Qualification. SG (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida; (ii) has all requisite power and authority to own or lease and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted prior to the Effective Time, except where the failure to have such power and authority would not have a material adverse effect on SG or its ability to perform hereunder, and to consummate the transactions contemplated hereby; (iii) is duly qualified to do business and is in good standing in the State of Florida, which is the only jurisdiction in which the conduct of its business requires it to be so qualified; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a material adverse effect on SG or its ability to perform hereunder. Copies of SG’s Articles of Incorporation and By-laws as in effect on the date hereof are attached hereto as Exhibits A and B. SG has no subsidiaries.

     3.2 Capitalization of SG.

          (a)  As of the date hereof, the authorized capital stock of SG consists of 10,000,000 shares of common stock, par value $.01 per share (“SG Common Stock”), 4,325,000 of which are issued and outstanding and owned of record by one or the other of the Principals.

          (b)  Each outstanding share of SG Common Stock is (i) duly authorized and validly issued; and (ii) fully paid and nonassessable and free of preemptive and similar rights.

     3.3 Authorization of Agreement and Other Documents. The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors and the shareholders of SG and no other proceedings on the part of SG or its shareholders are necessary to authorize the execution, delivery or performance of this Agreement. SG has duly executed and delivered this Agreement and this Agreement is a valid and binding obligation of SG, enforceable against SG in accordance with its terms.

     3.4 Non-Contravention. The execution, delivery and performance of this Agreement by SG and the consummation by SG of the transactions contemplated hereby, will not (i) violate or conflict with any provision of any law applicable to SG or by which any property or asset of SG is bound, (ii) require the consent, waiver, approval, license or authorization of or any filing by SG with any public authority (other than in connection with or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the FBCA), (iii) conflict with or result in any breach of any provision of the Articles of Incorporation or By-laws of SG in any respect or (iv) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of SG pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which SG is subject or by which SG or any of its property or assets is bound; except in the case of clauses (i), (ii) and (iv) above where such violations, conflicts, breaches, defaults or the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, would not, individually or in the aggregate, have a material adverse effect on SG or its ability to perform hereunder.

     3.5 Disclosure Documents. None of the information supplied, or to be supplied, by SG to the Company for inclusion or incorporation by reference in the proxy statement (the “Proxy Statement”) to be filed by the Company with the Securities and Exchange Commission (the “Commission”) and to be sent to the shareholders of the Company in connection with the Shareholders Meeting will, at the time it is sent to the shareholders of the Company or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. With the exception of information supplied by the Company for inclusion in the Statement on Schedule 13E-3 (such Statement, as amended or supplemented, is herein referred to as the “Schedule 13E-3”) to be filed by SG and the Company with the Commission concurrently with the filing of the Proxy Statement, the Schedule 13E-3 will not, at the time it is first filed with the Commission, and at any time it is amended or supplemented and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by SG with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company specifically for inclusion in the Schedule 13E-3.

     3.6 Brokers. No Person is entitled to any brokerage or finder’s fee or commission in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of SG.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the Company Reports (as hereinafter defined) or in the disclosure statement delivered by the Company to SG concurrently herewith (as such disclosure statement may be supplemented or amended pursuant to Section 8.5(b)) and identified as the “Company Disclosure Statement, “ the Company represents and warrants to SG as follows:

     4.1 Organization, Standing and Qualification. The Company and each of its Subsidiaries (as defined in Section 4.3 hereof) (i) is a corporation duly organized, validly existing and in good standing under the laws in the jurisdiction of its incorporation; (ii) has all requisite power and authority to own or lease and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted, except where the failure to have such power and authority would not have a Material Adverse Effect (as hereinafter defined) on the Company, and to consummate the transactions contemplated hereby; (iii) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect on the Company; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary for the ownership or operation of its properties or the conduct of its businesses, except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a Material Adverse Effect on the Company. For purposes of this Agreement, a “Material Adverse Effect” when used with respect to the Company and/or its Subsidiaries means (a) any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, or (b) a material impairment of the ability of the Company and its Subsidiaries taken as a whole to perform any of their obligations under this Agreement or to consummate the Merger. Subject to the foregoing, neither of the following shall be deemed in itself to constitute, and neither of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of, or the taking of any action required by, this Agreement, and (b) any adverse change, effect, event, occurrence, state of facts or development arising from any action taken by SG or the Principals as officers of the Company which is inconsistent with the terms of this Agreement unless such action was taken at the specific direction of the Company’s Board of Directors.

     4.2 Capitalization.

          (a)  The total authorized capital stock of the Company consists of (i) 10,000,000 shares of Preferred Stock, par value $.01 per share, no shares of which are issued and outstanding as of the date of this Agreement; and (ii) 50,000,000 shares of Company Common Stock, of which 12,404,287 shares are issued and outstanding on the date of this Agreement. There are no shares of capital stock of the Company of any other class authorized, issued or outstanding.

          (b)  Each outstanding share of Company Common Stock is (i) duly authorized and validly issued and (ii) fully paid and nonassessable and free of (x) any preemptive or similar rights under the FBCA and the Articles of Incorporation and By-laws of the Company and (y) any other preemptive or similar rights.

          (c)  Other than Company Options that will be converted into Merger Consideration or canceled at the Effective Time pursuant to Article II hereof, as of the Effective Time, there will be no outstanding (i) securities convertible into or exchangeable for any capital stock of the Company, (ii) options, warrants or other rights to purchase or subscribe to capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company, or (iii) contracts, commitments, agreements, understandings, rights (including registration rights), arrangements, calls or claims of any kind to which the Company is a party or is bound relating to the issuance of any capital stock of the Company. Section 4.2(c) of the Company Disclosure Statement identifies, as of the date hereof, the option holder, the number of shares of Company Common Stock subject to each Company Option, the exercise price and the expiration date of each outstanding Company Option.

     4.3 Subsidiaries. The Company owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such subsidiary) of each of the Company’s subsidiaries indicated in Section 4.3 of the Company Disclosure Statement (the “Subsidiaries”) and the Subsidiaries are the only entities in which the Company directly or indirectly beneficially owns an equity interest. Each of the outstanding shares of capital stock beneficially owned by the Company of each of the Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company or a wholly-owned Subsidiary free and clear of all liens, pledges, security interests, claims or other encumbrances.

     4.4 Corporate Documents. True and complete copies of the Articles of Incorporation and all amendments thereto, the By-laws, as amended and currently in force, and all corporate minute books and records of the Company and each of the Subsidiaries have been furnished by the Company to SG for inspection to the extent requested by SG.

     4.5 Authorization of Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company upon the recommendation of the Independent Committee and no other proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement, except for the Requisite Shareholder Approval. This Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     4.6 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate or conflict with any provision of any law applicable to the Company or any of the Subsidiaries or by which any property or asset of the Company or any of the Subsidiaries is bound, (ii) require the consent, waiver, approval, license or authorization of or any filing by the Company or any of the Subsidiaries with any public authority (other than in connection with or in compliance with the provisions of the Exchange Act and the FBCA), (iii) conflict with or result in any breach of any provision of the Articles of Incorporation or By-laws of the Company or the charter and by-laws of any of the Subsidiaries in any respect or (iv) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of the Subsidiaries pursuant to any provision of any material indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, license, ordinance, permit, franchise, joint venture agreement, limited liability company agreement, partnership agreement, regulation or decree to which the Company or any of the Subsidiaries is subject or by which the Company or any of the Subsidiaries or any of their property or assets is bound; except in the case of clauses; (i), (ii) and (iv) where such violations, conflicts, breaches, defaults or the failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, would not, individually or in the aggregate, have a Material Adverse Effect.

     4.7 Compliance with Laws.

          (a)  The Company and the Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of any governmental entities necessary for the lawful conduct of their businesses, except where the failure to hold such permits would not have a Material Adverse Effect.

          (b)  As of the date of this Agreement, no investigation, review, inquiry or proceeding by any governmental entity with respect to any of the Company and/or any of the Subsidiaries is pending or, to the knowledge of the Company, threatened which, if adversely decided, would be reasonably likely to have a Material Adverse Effect.

     4.8 Commission Documents. Since January 1, 1999, the Company has timely filed with the Commission all reports required to be filed under Section 13, 14 and 15(d) of the Exchange Act (collectively, the “Company Reports”). As of their respective dates, the Company Reports (a) complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder; and (b) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect, and each of the consolidated statements of operations, redeemable preferred stock, stockholders’ equity (deficit) and comprehensive loss and cash flows of the Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly present in all material respects the results of operations, redeemable preferred stock, stockholders’ equity (deficit) and comprehensive loss or cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect). The financial statements of the Company, including the notes thereto, included in or incorporated by reference into the Company Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and have been prepared in accordance with GAAP. Since January 1, 1999, there has been no material change in the Company’s accounting methods or principles except as described in the notes to such Company financial statements.

     4.9 Litigation. There is no suit, claim, action, litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary, or any of the Company’s or any Subsidiary’s officers, directors or affiliates, with respect to or affecting the Company’s operations, businesses or financial condition, or related to the consummation of the transactions contemplated hereby, which is reasonably likely to have a Material Adverse Effect.

     4.10 Taxes.

          (a)  As used in this Agreement, (i) the term “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever of a nature similar to taxes, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term “Tax” means any one of the foregoing Taxes; and (ii) the term “Returns” means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereto, and the term “Return” means any one of the foregoing Returns.

          (b)  There have been properly completed and filed on a timely basis and in correct form all Returns required to be filed by the Company and the Subsidiaries or requests for extensions to file such Tax Returns have been timely filed and the Company and its Subsidiaries are within such period for extension. As of the time of filing, the foregoing Returns were correct and complete in all material respects.

          (c)  With respect to all amounts in respect of Taxes imposed upon the Company and/or the Subsidiaries, or for which the Company and/or the Subsidiaries are or could be liable, whether to taxing authorities (as, for example, under law) or to other Persons (as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before December 31, 2000, (i) all applicable tax laws and agreements have been complied with in all material respects, and (ii) all amounts required to be paid by the Company and/or a Subsidiary to taxing authorities on or before the date hereof have been paid and with respect to Taxes not yet due and owing to a taxing authority, such Taxes have been paid or adequately reserved for on the Company’s financial statements in accordance with GAAP.

          (d)  There are no audits or similar proceedings by any taxing authority pending or threatened with respect to Taxes. No assessment of Tax has been proposed against the

Company and/or the Subsidiaries or any of their respective assets or properties. No closing agreement pursuant to Section 7121 or any similar provision of any state, local or foreign law has been entered into by or with respect to the Company and/or the Subsidiaries. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period of collection or assessment of, Taxes due from or with respect to the Company and/or the Subsidiaries for any taxable period, and no power of attorney granted by or with respect to the Company and/or the Subsidiaries relating to Taxes is currently in force.

          (e)  Neither the Company nor any of the Subsidiaries is a party to or bound by any Tax allocation, Tax indemnity, Tax sharing or similar contract or arrangement or any agreement that obligates it to make payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

          (f)  There are no liens with respect to Taxes upon any of the assets or properties of the Company and/or the Subsidiaries, other than with respect to Taxes not yet due.

          (g)  The Company and/or the Subsidiaries have collected all sales and use Taxes required to be collected and has remitted, or will remit on a timely basis, such amount to the appropriate governmental entities, or have been furnished properly completed exemption certificates. The Company and/or the Subsidiaries have duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods for which the applicable statute of limitations has not expired.

     4.11 ERISA.

          (a)  Section 4.11(a) of the Company Disclosure Statement contains a list and brief description of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to herein as “Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA and referred to herein as a “Welfare Plan”) and all other Benefit Plans (defined herein as any Pension Plan, Welfare Plan and any other plan, fund, program, arrangement or agreement to provide employees, directors, independent contractors, officers or agents of the Company or its Subsidiaries with medical, health, life, bonus, incentive, change in control, employment, stock (option, ownership or purchase), deferred compensation, severance, salary continuation, vacation, sick leave, fringe, incentive insurance or other benefits), whether or not subject to ERISA (including any funding mechanism therefor now in effect, whether oral or written that is currently maintained, or contributed to, or required to be contributed to, by the Company or one of its Subsidiaries, for the benefit of any current or former employees, officers or directors of any Subsidiary. The Company has delivered or made available to SG true, complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the most recent annual report on Forms 5500 and 990, if any, filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (iv) each trust agreement and group annuity contract relating to any Benefit Plan. Each Benefit Plan has been established, funded, maintained and administered in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other applicable laws, except where the failure to comply would not be reasonably expected to result in a Material Adverse Effect.

          (b)  Except as disclosed, all Pension Plans have been the subject of favorable and up-to-date determination or opinion letters from the Internal Revenue Service, or have time remaining in an applicable remedial amendment period to file an application therefor, to the effect that such Pension Plans are qualified and exempt from federal income taxes under Section 401(a) and 501(a), respectively, of the Code, and no such determination or opinion letter has been revoked nor has any such Pension Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification.

          (c)  No Subsidiary has adopted or been obligated to contribute to any “defined benefit pension plan” as defined in Section 3(35) of ERISA subject to Title IV of ERISA in the six (6) years preceding the date hereof nor has any Subsidiary incurred any liability under Title IV of ERISA as the result of participation in any such defined benefit pension plan by any other Person that, together with the Company at any time during the last six years, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

          (d)  No Benefit Plan is a “multiemployer plan” and neither the Company nor any Subsidiary at any time has been required to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from any multiemployer plan where such withdrawal has either: (i) resulted or would result in any “withdrawal liability” (within the meaning of Section 4201 of ERISA) that has not been fully paid; or (ii) engaged in a transaction that might have resulted in withdrawal liability but for the application of Section 4204 of ERISA.

          (e)  Except as disclosed, with respect to any Welfare Plan, (i) no such Welfare Plan is funded through a “welfare benefits fund”, as such term is defined in Section 419(e) of the Code, (ii) no such Welfare Plan is self-insured, and (iii) each such Welfare Plan that is a “group health plan”, as such term is defined in Section 5000(b)(1) of the Code, complies with the applicable requirements of Section 4980B(f) of the Code except where the compliance failure would not be reasonably expected to result in a Material Adverse Effect.

          (f)  All contributions or premiums owed by Subsidiaries with respect to Benefit Plans under law, contract or otherwise have been made in full and on a timely basis and the Subsidiaries are not obligated to contribute with respect to any Benefit Plan that involves a retroactive contribution, assessment or funding waiver arrangement except where the failure would not be reasonable expected to result in a Material Adverse Effect. All administrative costs attributable to Benefit Plans have been paid when due except where the failure would not be reasonably expected to result in a Material adverse Effect.

          (g)  No Pension Plan or Welfare Plan or, to the knowledge of the Company, any “fiduciary” or “party-in-interest” (as such terms are respectively defined by Sections 3(21) and 3(14) of ERISA) thereto has engaged in a transaction prohibited by Section 406 of ERISA or 4975 of the Code for which a valid exception is not available except where the transaction would not be reasonably expected to result in a Material Adverse Effect.

          (h)  No Benefit Plan exists that could result in the payment to any present or former employee of the Company or any Subsidiary of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of the Company or any Subsidiary as a result of the transactions contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Section 280G of the Code.

     4.12 Environmental Matters; OSHA. The Company and the Subsidiaries are in substantial compliance with all Environmental Laws. For the purposes of this Agreement, “Environmental Laws” means all federal, state and local statutes, regulations, ordinances, rules, regulations and policies, all court orders and decrees and arbitration awards, and the common law, which pertain to environmental matters or contamination of any type whatsoever. The Company and the Subsidiaries are in substantial compliance with the Occupational Health and Safety Act and the rules and regulations thereunder.

     4.13 Interim Conduct of Business. Except as otherwise contemplated by this Agreement, since December 31, 2000, the Company and the Subsidiaries have not:

          (a)  sold, assigned, leased, exchanged, transferred or otherwise disposed of any portion of its assets or property that is material to the Company and the Subsidiaries taken as a whole, except for sales of assets or inventory in the ordinary course of business and sales or dispositions of obsolete or worthless assets and except for cash applied in the payment of the Company’s or any Subsidiary’s liabilities in the usual and ordinary course of business in accordance with the Company’s and/or the Subsidiaries’ past practices;

          (b)  written off any asset which has a net book value which exceeds $25,000 individually or $100,000 in the aggregate, or suffered any casualty, damage, destruction or loss, or interruption in use, of any material asset, property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God;

          (c)  waived any material right arising out of the conduct of, or with respect to, its business;

          (d)  made (or committed to make) capital expenditures in an amount which exceeds $100,000 for any item or $600,000 in the aggregate;

          (e)  made any change in accounting methods or principles;

          (f)  borrowed any money other than in the ordinary course of business pursuant to its existing credit facilities or issued any bonds, debentures, notes or other corporate securities (other than equity securities);

          (g)  increased the compensation payable to any employee, except for normal pay increases in the ordinary course of business consistent with past practices;

          (h)  made any payments or distributions to its employees, officers or directors, except such amounts as constitute currently effective compensation for services rendered, or reimbursement for reasonable and ordinary out-of-pocket business expenses;

          (i)  adopted any new Pension Plan, Welfare Plan or other Benefit Plan;

          (j)  issued or sold any of its securities of any class except for the issuance of Company Common Stock upon the exercise of stock options;

          (k)  paid, declared or set aside any dividend or other distribution on its securities of any class, or purchased, exchanged or redeemed any of its securities of any class;

          (l)  suffered or been affected by any condition, event or occurrence which would be reasonably expected to have a Material Adverse Effect; or

          (m)  made or changed any Tax election or method of accounting with respect to Taxes, or filed any amended Tax return, or settled or compromised any examination or proceeding with respect to any material Tax liability.

     Notwithstanding the foregoing, the Company shall not be deemed to have breached the terms of this Section 4.13 by entering into this Agreement or by consummating the transactions contemplated hereby.

     4.14 No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company, SG or the Surviving Corporation to pay any finder’s fee, brokerage or agent’s commissions or other like payments in connection with negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Independent Committee has retained Adams, Harkness & Hill, Inc. (“AH&H”), as its financial advisor (the “Financial Advisor”), the arrangements with which have been disclosed in writing to SG prior to the date hereof.

     4.15 Opinion of Financial Advisor. The Company has received the opinion of AH&H to the effect that, as of the date hereof, the consideration to be received by the Company’s public shareholders (other than SG and the Principals) pursuant to the Merger is fair to such shareholders from a financial point of view.

     4.16 Information Supplied. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting will not, at the date it is first mailed to the Company’s shareholders or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied by the Company for inclusion in the Schedule 13E-3 to be filed with the Commission by SG and the Company concurrently with the filing of the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation is made by the Company in this Section 4.16 with respect to statements made or incorporated by reference therein based on information supplied in writing by SG specifically for inclusion in the Proxy Statement.

     4.17 Properties.

          (a)  The Company and its Subsidiaries have good, valid and, in the case of their Owned Property (as defined below), marketable fee title to their real property and interests in real property indicated as being owned by the Company and its Subsidiaries in the financial statements included in the Company Reports, except for properties sold or otherwise disposed of in the ordinary course of business (the “Owned Properties”), free and clear of all mortgages, liens, security interests, easements, covenants, rights-of-way and other similar restrictions and encumbrances (“Encumbrances”), except where the failure to have such marketable fee title would not interfere to any material respect with the conduct of the business of the Company and the Subsidiaries as currently conducted. The leases relating to the Company’s leased real property (“Company Leases”) are in full force and effect, free and clear of all Encumbrances except where the failure of such leases to be in full force and effect free and clear of all Encumbrances would not interfere to any significant extent with the conduct of business of the Company and the Subsidiaries as currently conducted, and, to the best knowledge of the Company, are not in default.

          (b)  No consent or approval is required to be obtained under any agreement by which the Company or any of its Subsidiaries has obtained a leasehold interest in any leased property and no right of termination shall arise under any Company Lease nor does any landlord have the right to increase the rent payable under any Company Lease, in each case as a result of the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

     4.18 Material Contract Defaults; Non-Compete.

          (a)  Neither the Company nor any of the Subsidiaries is, or has received any notice or has any knowledge that any other party is, in default or unable to perform in any respect under any material contracts, agreements, commitments, arrangements, leases, licenses, policies or other instruments to which it or any of the Subsidiaries is a party or by which it or any such Subsidiary is bound (“Material Contracts”), except for those defaults which would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default, except for those defaults which would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any of the Subsidiaries is a party to any Material Contract that is required to be disclosed as an exhibit to the Company Reports in accordance with the rules and regulations of the Commission that has not been so disclosed.

     4.19 Transactions with Affiliates. Except as set forth in the Company Reports and except with respect to the transactions contemplated hereby, there has been no transaction, agreement, arrangement or understanding, or any related series thereof, between the Company and/or the Subsidiaries and the Company’s affiliates (other than wholly-owned Subsidiaries).

     4.20 Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held on October 24, 2001, acting upon the recommendation of the Independent Committee, has by unanimous vote, (i) determined that this Agreement is advisable and is fair to and in the best interests of the Shareholders of the Company, (ii) resolved to recommend that the holders of the shares of Company Common Stock adopt this Agreement and approve the Merger Agreement and (iii) approved the transfer by the Principals of the Company Common Stock owned by them to SG. The aforementioned determination, recommendation and approval of the Company’s Board of Directors are in full force and effect and have not been amended, revoked or revised in any respect.

     4.21 Intellectual Property.

          (a)  The Company and/or the Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and/or the Subsidiaries as currently conducted, except as would not reasonably be expected to have a Material Adverse Effect.

          (b)  Except as would not reasonably be expected to have a Material Adverse Effect, the Company and/or the Subsidiaries are not in violation of any licenses, sublicenses and other agreements as to which the Company and/or the Subsidiaries are a party and pursuant to which the Company and/or the Subsidiaries are authorized to use any third-party patents, trademarks, service marks and copyrights (“Third-Party Intellectual Property Rights”). Except as disclosed in the Company Reports or in the Company Disclosure Statement and except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement no claims with respect to the patents, registered and unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by the Company or the Subsidiaries (the “Company Intellectual Property Rights”), any trade secret material to the Company, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through the Company or the Subsidiaries, are currently pending (or, to the knowledge of the Company, are overtly threatened by any Person) against the Company and/or the Subsidiaries.

          (c)  To the Company’s knowledge, all patents, registered trademarks, service marks and copyrights held by the Company or the Subsidiaries are valid and subsisting. Except as disclosed in the Company Reports or in the Company Disclosure Statement, to the Company’s knowledge, there is no material unauthorized use, infringement or misappropriation of any Company Intellectual Property Rights by any third party, including any employee or former employee of the Company and/or Subsidiaries.

ARTICLE V

COVENANTS

     5.1 Interim Operations.

          (a)  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, unless SG has consented in writing thereto (which consent shall not be unreasonably withheld or delayed), the Company and its Subsidiaries shall:

(i) conduct its business and operations according to its usual, regular and ordinary course consistent with past practice; provided that the Company and the Subsidiaries may take actions reasonably necessary in connection with the sale or liquidation of New Haven Software Corporation (“New Haven Software”), Smith-Gardner & Associates Pty. Limited (the “Australian Sub”) and/or Smith-Gardner & Associates, Limited (the “UK Sub”);

(ii) use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those Persons having business relationships with it; provided that the Company and the Subsidiaries may take all actions reasonably necessary in connection with the sale or liquidation of New Haven Software, the Australian Sub and/or the UK Sub;

(iii) not amend its charter or by-laws or comparable governing instruments;

(iv) promptly notify SG of any material event affecting the Company and/or any Subsidiary, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), the breach of any representation or warranty contained herein or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, any failure of the Company or any Subsidiary to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

(v) promptly deliver to SG true and complete copies of any report, statement or schedule filed with the Commission subsequent to the date of this Agreement;

(vi) not (A) except pursuant to the exercise of options existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split, or reclassify, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, its capital stock or otherwise change its capitalization as it exists on the date hereof; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock; (C) increase any compensation or fringe benefits or enter into or amend any employment agreement with any of its present or future officers, directors or employees, except for normal increases in salaries or wages of employees of the Company and/or its Subsidiaries who are not directors or officers of the Company in the ordinary course of business and consistent with past practice; (D) grant any severance or termination package to any employee or consultant not currently required to be paid under existing severance plans to, or enter into any employment, consulting or severance agreement or arrangement with, any present or former director, officer or other employee of the Company and/or any of its Subsidiaries; (E) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans or to effect the conversion or cancellation of Company Options in accordance with Section 2.2 hereof or to terminate the Employee Stock Purchase Plan in accordance with Section 5.9 hereof or to amend such plans as required by law; or (F) establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any present or former directors, officers or employees or the Company and/or any of its Subsidiaries, except if required by law;

(vii) not (A) declare, set aside, make or pay any dividend or make any other distribution or payment payable in cash, stock, property or otherwise with respect to any shares of its capital stock or other ownership interests; or (B) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

(viii) not enter into any material agreement or transaction, or agree to enter into any material agreement or transaction, outside the ordinary course of business, including, without limitation, any transaction involving any merger, consolidation, joint venture, license agreement, partial or complete liquidation or dissolution, reorganization, recapitalization, restructuring, or a purchase, sale, lease or other acquisition or disposition of any assets or capital stock other than the sale or liquidation of New Haven Software, the Australian Sub and/or the UK Sub;

(ix) not incur any indebtedness for borrowed money or assume, endorse, guarantee or otherwise become responsible for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of others, in any such case other than in the ordinary course of its business;

(x) not make any loans, advances or capital contributions to, or investments in, any other Person other than in the ordinary course of business;

(xi) not make or commit to make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;

(xii) not voluntarily elect to alter materially the manner of keeping its books, accounts or records, or change in any manner the accounting practices or principles therein reflected except as required by GAAP;

(xiii) not issue, deliver, sell, lease, sell and leaseback, pledge, dispose of or encumber, or authorize or commit to the issuance, delivery, sale, lease, sale/leaseback,

pledge, disposition or Encumbrance of material properties or assets of the Company or any of its Subsidiaries, except liens for taxes not currently due and except (A) sales of assets or inventory in the ordinary course of business consistent with past practice and (B) sales or dispositions of obsolete or worthless assets;

(xiv) use its commercially reasonable efforts to maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are currently in effect;

(xv) not (A) make or change any Tax election or method of accounting with respect to Taxes, (B) file any amended Tax Return or (C) settle or compromise any examination or proceeding with respect to any material Tax liability, in each case other than in the ordinary course of business;

(xvi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any rights of significant value;

(xvii) settle or compromise any litigation for amounts in excess of an aggregate of $100,000 (whether or not commenced prior to the date of this Agreement), other than settlements involving amounts payable by the Company and/or the Subsidiaries that are not in excess of (x) amounts fully recoverable from insurers of the Company and/or the Subsidiaries or (y) amounts applied against self-insured retention amounts or deductibles (provided such settlements do not involve any material non-monetary obligations on the part of the Company and/or any Subsidiary);

(xviii) change the composition, fill any vacancies or increase the size of the Company’s Board of Directors; or

(xix) amend or modify in any material respect or terminate any existing intellectual property license, execute any new intellectual property license, sell, license or otherwise dispose of, in whole or in part, any Company Intellectual Property Rights, and/or subject any Company Intellectual Property Rights to any Encumbrance except in connection with the sale or liquidation of New Haven Software, the Australian Sub and/or the UK Sub.

          (b)  For purposes of this Section 5.1, any action that the Company can establish was taken or approved by Allan J. Gardner or Wilburn W. Smith other than at the specific direction of the Company’s Board of Directors will be deemed to have been approved by SG, whether or not such action or approval is documented in writing.

     5.2 Preparation of Proxy Statement; Shareholders Meeting.

          (a)  The Company shall, as soon as practicable following the date of this Agreement, prepare and file with the Commission the Proxy Statement in preliminary form (provided that SG and its counsel shall be given reasonable opportunity to review and comment on the Proxy Statement prior to its filing with the Commission), and the Company shall use its best efforts to respond as promptly as practicable to any comments of the Commission with respect thereto. The Company shall notify SG promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply SG with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement. If at any time prior to receipt (or waiver) of the Agreed Shareholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its shareholders such an amendment or supplement. The Company shall use reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after filing with the Commission. Subject to the fiduciary duties under applicable law of the Company’s Board of Directors, (i) the Proxy Statement shall contain the recommendation of the Company’s Board of Directors, acting upon the recommendation of the Independent Committee, that the shareholders of the Company vote to adopt and approve this Agreement and the Merger and (ii) if requested to do so by SG at any time prior to the Shareholders Meeting and subject to compliance with their fiduciary duties under applicable law, if there shall have been publicly announced an alternative Acquisition Proposal (as hereinafter defined), the Company’s Board of Directors, acting upon the recommendation of the Independent Committee, shall within a reasonable period of time following such request (and prior to the Shareholders Meeting) publicly reaffirm such recommendation and/or shall publicly announce that it is not recommending that the shareholders of the Company accept an alternative Acquisition Proposal, provided that such reaffirmation or announcement does not require significant delay in the timing of the Shareholders Meeting.

          (b)  The Company shall, as soon as practicable following the date of execution of this Agreement, duly call, give notice of, convene and hold a Shareholders Meeting for the purpose of seeking the shareholder approval of this Agreement and the Merger. Subject to compliance with their fiduciary duties under applicable law, the Company’s Board of Directors, acting upon the recommendation of the Independent Committee, shall recommend to its shareholders that they adopt and approve this Agreement and the Merger. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.2(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.

          (c)  SG and the Principals shall cause any and all shares of Company Common Stock beneficially owned by SG or the Principals to be voted in favor of the adoption and approval of this Agreement and the Merger.

          (d)  SG shall, as soon as practicable following the date of this Agreement, prepare and, together with the Company, file with the Commission the Schedule 13E-3 (provided that the Company and its counsel shall be given reasonable opportunity to review and comment on the Schedule 13E-3 prior to its filing with the Commission), and SG, together with the Company, shall use its best efforts to respond as promptly as practicable to any comments of the Commission with respect thereto. SG shall notify the Company of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments to the Schedule 13E-3 or for additional information and shall supply the Company with copies of all correspondence between SG or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Schedule 13E-3. If at any time prior to receipt of the Agreed Shareholder Approval there shall occur any event that should be set forth in an amendment to the Schedule 13E-3, SG shall promptly prepare and, together with the Company, file with the Commission such amendment.

     5.3 Acquisition Proposals.

          (a)  The Company may (i) furnish information with respect to the Company to any Person for purposes of soliciting a Superior Acquisition Proposal (as hereinafter defined) from such Person pursuant to a confidentiality agreement entered into between such Person and the Company in form and substance reasonably satisfactory to the Company’s Board of Directors or the Independent Committee acting on its behalf, and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. For purposes of this Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than in connection with the sale or liquidation by the Company of New Haven Software, the Australian Sub and/or the UK Sub) (a) relating to any direct or indirect acquisition or purchase of (x) a business that constitutes 15% or more of the net revenues, net income or the assets of the Company or any Subsidiary, or (y) 15% or more of any class of equity securities of the Company or any Subsidiary, (b) relating to any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any Subsidiary, or (c) relating to any merger, consolidation, business combination, acquisition, recapitalization, liquidation, dissolution or similar transaction involving Company or any Subsidiary, in each case, other than the transactions contemplated by this Agreement. For purposes of this Agreement, a “Superior Acquisition Proposal” means any Acquisition Proposal which (i) the Company’s Board of Directors, acting upon the recommendation of the Independent Committee, determines in good faith is reasonably likely to be consummated, taking into account the Person making the proposal and all legal, financial, regulatory and other aspects of the Acquisition Proposal, and (ii) the Company’s Board of Directors or the Independent Committee acting on its behalf believes in good faith (after consultation with and based upon the advice of its outside financial advisors) would, if consummated, provide greater value to the Company’s shareholders than the transaction contemplated by this Agreement.

          (b)  Except as expressly permitted by this Section 5.3, the Company’s Board of Directors shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to SG, the approval or recommendation by the Company’s Board of Directors of this Agreement, the Merger and the transactions contemplated hereby, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Company Acquisition Agreement”) related to any Acquisition Proposal, other than any such agreement entered into concurrently with a termination pursuant to the next sentence. Notwithstanding the foregoing, if at any time the Company’s Board of Directors determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company’s shareholders under applicable law, subject to compliance with paragraph (c) below, the Company’s Board of Directors may, in response to a Superior Acquisition Proposal, enter into a Company Acquisition Agreement with respect to such Superior Acquisition Proposal and, at the time of execution of a binding agreement with respect thereto, terminate this Agreement in accordance with Section 7.3 hereof.

          (c)  In addition to the obligations of the Company as set forth in paragraphs (a) and (b) of this Section 5.3, Company shall advise SG orally within one business day and in writing within two business days of any Acquisition Proposal in response to which the Company has furnished confidential information to the proponent thereof or has commenced negotiations with the proponent thereof. In addition, in the event (and in each event) that the Company intends to enter into a Company Acquisition Agreement relating to a Superior Acquisition Proposal, the Company shall, not less than one 24-hour period containing eight regular business hours, prior to entering into such Company Acquisition Agreement advise SG in writing of such intention and the identity of the Person or Persons who have made and/or are sponsoring, directly or indirectly, such Superior Acquisition Proposal.

     5.4 Inspection of Records. From the date hereof to the Effective Time, the Company shall and shall cause its Subsidiaries, and their respective directors, employees, auditors, counsel, financial advisors and other agents, to (a) allow all designated officers, attorneys, accountants and other representatives of SG reasonable access at all reasonable times to its officers, agents, employees, offices, records, files, correspondence, audits and properties, as well as to all information relating to its commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its Subsidiaries; (b) furnish to SG and its aforementioned representatives such financial, operating and other data and other information as such Persons may reasonably request; and (c) instruct its employees, counsel, auditors and financial advisors and other agents to cooperate reasonably with SG and its investigation of the business of the Company and its Subsidiaries. From the date hereof to the Effective Time, SG shall (a) furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (b) instruct its officers, counsel and financial advisors of SG to cooperate reasonably with the Company in its investigation of the business of SG. Notwithstanding the foregoing, the Company may withhold the documents and information actually described in the Company Disclosure Statement to the extent required to comply with the terms of a confidentiality agreement with a third party in effect on the date of this Agreement. SG shall, and shall cause its officers, employees, agents, consultants and affiliates to, hold all information obtained pursuant to this Agreement in confidence and in the event of termination of this Agreement for any reason, SG shall promptly return or destroy all nonpublic documents obtained from Company and any copies made of such documents for SG and all documentation and other material prepared by SG or its advisors based on written nonpublic information furnished by Company or its advisors shall be destroyed.

     5.5 Publicity. Neither party hereto shall make any press release or public announcement with respect to this Agreement, the Merger or the transactions contemplated hereby without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld); provided, however, that each party hereto may make any disclosure or announcement which such party, in the opinion of its outside legal counsel, is obligated to make pursuant to applicable law or regulation of any national securities exchange, in which case, the party desiring to make the disclosure shall consult with the other party hereto prior to making such disclosure or announcement.

     5.6 Further Action; Reasonable Best Efforts.

          (a)  Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement and the Schedule 13E-3, (ii) determining whether any filings are required to be made or consents, approvals, waivers, licenses, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement) under any applicable law or regulation or from any governmental entities or third parties, including parties to leases, loan agreements or other debt instruments, in connection with the transactions contemplated by this Agreement, including the Merger, and (iii) promptly making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such consents, approvals, permits or authorizations.

          (b)  The Company shall use its commercially reasonable best efforts to obtain all consents, approvals, agreements, extensions or other waivers of rights necessary to ensure that all Leases and other Material Contracts remain in full force and effect for the benefit of the Surviving Corporation after the Effective Time on substantially the same terms and conditions as in effect on the date hereof (without any increase in amounts payable thereunder).

     5.7 Indemnification; D&O Insurance, etc.

          (a)  SG shall, to the fullest extent permitted by law, cause the Surviving Corporation (from and after the Closing Date) to honor all the Company’s obligations to indemnify, defend and hold harmless (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and its Subsidiaries against all losses, claims, damages or liabilities arising out of acts or omissions by any such directors and officers occurring prior to the Closing Date to the maximum extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company’s Articles of Incorporation, By-laws, the FBCA, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company’s Articles of Incorporation, By-laws, the FBCA and such individual indemnity agreements from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. In the event a current or former director or officer of the Company or any of its Subsidiaries is entitled to indemnification under this Section 5.7, such director or officer shall be entitled to reimbursement from the Company (from and after the Closing Date) or the Surviving Corporation (from and after the Closing Date) for reasonable attorney fees and expenses incurred by such director or officer in pursuing such indemnification, including payment of such fees and expenses by the Surviving Corporation or the Company, as applicable, in advance of the final disposition of such action upon receipt of an undertaking by such current or former director or officer to repay such payment if it shall be adjudicated that such current or former director or officer was not entitled to such payment.

          (b)  The Company will maintain, through the Effective Time, the Company’s existing directors’ and officers’ insurance in full force and effect without reduction of coverage. Prior to the Effective Time SG shall purchase tail insurance providing coverage for a period of six years after the Effective Time on the same terms as the current policies of directors’ and officers’ liability insurance and indemnification maintained by the Company (provided that SG may substitute therefor policies with reputable and financially sound carriers, which policies provide coverage of the types, in the amounts and containing terms and conditions which are no less advantageous to the beneficiaries thereof than those maintained by the Company) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time.

          (c)  The Articles of Incorporation of the Surviving Corporation shall contain the provisions that are set forth in Article VI of the Company’s Articles of Incorporation, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or other agents of the Company.

          (d)  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all of substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume, as a matter of law or otherwise, the obligations set forth in this Section 5.7.

     5.8 Disposition of Litigation. The Company and SG shall participate jointly in the defense of any shareholder litigation against the Company or SG, as applicable, and their respective affiliates, and the directors, officers, employees, representatives and agents of the foregoing, relating to the transactions contemplated by this Agreement.

     5.9 Termination of Employee Stock Purchase Plan. The Company shall accelerate the next exercise date under its Employee Stock Purchase Plan to November 9, 2001 and shall thereafter terminate such Plan.

ARTICLE VI

CONDITIONS

     6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions (unless waived by each of the parties hereto in accordance with the provisions of Section 7.8 hereof):

          (a)  No preliminary or permanent injunction or other order, decree, statute, rule or regulation shall have been entered and remain in effect by any federal or state court or federal, state, local or other governmental entity which prevents the consummation of the Merger or materially changes the terms or conditions of this Agreement.

          (b)  All material consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for the filing of the Articles of Merger and any documents required to be filed after the Effective Time.

          (c)  The consummation of the Merger shall not violate applicable law.

     6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions (unless waived by the Company in accordance with the provisions of Section 7.8 hereof):

          (a)  This Agreement and the Merger shall have been adopted and approved by Agreed Shareholder Approval.

          (b)  SG shall have performed, in all material respects, all of its respective obligations contained herein that are required to be performed by SG at or prior to the Closing Date, and the Company shall have received a certificate of an Executive Officer of SG, dated the Closing Date, certifying to such effect.

          (c)  The representations and warranties of SG contained in this Agreement and in any document delivered in connection herewith (disregarding any qualification contained therein with respect to materiality and material adverse effect) shall be true and correct as of the Closing Date (except those representations and warranties that address matters as of a particular date, which shall remain true and correct as of such date) with only such exceptions as would not in the aggregate have a material adverse effect on SG or its ability to perform its obligations hereunder. The Company shall have received a certificate of an Executive Officer of SG, dated the Closing Date, certifying to such effect.

          (d)  The Company shall have received from SG certified copies of the resolutions of its Board of Directors and shareholders approving and adopting this Agreement, the Merger and the transactions contemplated hereby.

          (e)  From the date of this Agreement through the Effective Time, there shall not have occurred any event that has had, or would be reasonably likely to have, a material adverse effect on SG or its ability to perform hereunder.

          (f)  SG shall have executed and delivered such other documents and taken such other actions as the Company shall have reasonably requested.

     6.3 Conditions to the Obligation of SG to Effect the Merger. The obligations of SG to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions (unless waived by SG in accordance with the provisions of Section 7.8 hereof):

          (a)  This Agreement and the Merger shall have been adopted and approved by Requisite Shareholder Approval.

          (b)  There shall not be pending or threatened by any governmental entity any suit, action or proceeding (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from SG or any of its affiliates any damages that are material to any such party, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries or (iii) seeking to impose limitations on the ability of SG or any shareholder of SG to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including, without limitation, the right to vote the Company Common Stock on all matters properly presented to the shareholders of the Company.

          (c)  The Company shall have performed, in all material respects, all of its obligations contained herein that are required to be performed by the Company at or prior to the Closing Date, and SG shall have received a certificate of an executive officer of the Company, dated the Closing Date, certifying to such effect.

          (d)  The representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith (disregarding any qualification contained therein with respect to materiality and Material Adverse Effect) shall be true and correct as of the Closing Date (except those representations and warranties that address matters as of a particular date, which shall remain true and correct as of such date) with only such exceptions as would not in the aggregate have a Material Adverse Effect on the Company. SG shall have received a certificate of an executive officer of the Company, dated the Closing Date, certifying to such effect.

          (e)  SG shall have received from the Company certified copies of the resolutions of the Company’s Board of Directors and shareholders approving and adopting this Agreement and the Merger and the transactions contemplated hereby.

          (f)  SG shall have received evidence, in form and substance reasonably satisfactory to it, that all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and other third parties have been obtained without, in the case of third parties, the payment or imposition of any costs or additional obligations.

          (g)  From the date of this Agreement through the Effective Time, there shall not have occurred any event that has had, or would be reasonably likely to have, a Material Adverse Effect on the Company.

          (h)  Each director of the Company other than the Principals shall have resigned from the Company’s Board of Directors in writing, effective as of the Effective Time.

          (i)  The Company shall have executed and delivered such other documents and taken such other actions as SG shall have reasonably requested.

ARTICLE VII

TERMINATION

     7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the Requisite Shareholder Approval, by the mutual consent of SG and the Company.

     7.2 Termination by Either SG or the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by action of the Company’s Board of Directors upon the recommendation of the Independent Committee or by SG by action of its Board of Directors if:

          (a)  the Merger shall not have been consummated by February 28, 2002; provided, however, that the right to terminate this Agreement under this clause will not be available to any party whose breach of any representation, warranty or covenant hereunder has been a cause of, or resulted in, the failure of the Merger to occur on or before such date;

          (b)  the Requisite Shareholder Approval shall not have been obtained at the Shareholders Meeting (as such meeting may be adjourned or delayed); or

          (c)  a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action either (i) permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or any of the transactions contemplated by this Agreement or (ii) otherwise altering the terms of any of the foregoing in any significant respect, and such order, decree, ruling or other action is or shall have become final and nonappealable.

     7.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company, prior to the receipt of the Agreed Shareholder Approval if, (i) pursuant to and in compliance with Section 5.3(b) hereof, the Board of Directors of the Company acting upon the recommendation of the Independent Committee withdraws, modifies or amends in a manner adverse to SG its approval or recommendation of this Agreement or any of the transactions contemplated hereby (or publicly announces its intention to do so), or (ii) the Company’s Board of Directors acting upon the recommendation of the Independent Committee approves a Superior Acquisition Proposal; provided, however, that the Company shall have complied with Section 5.3(c) in all respects; provided that this Agreement may not be terminated pursuant to this Section 7.3 unless concurrently with such termination, the Company pays to SG the Termination Fee (as such term is defined in Section 7.6(a)).

     7.4 Termination by SG. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by SG if the Company or its Board of Directors shall have (i) withdrawn, modified or amended in any respect adverse to SG its approval or recommendation of this Agreement or any of the transactions contemplated herein, (ii) approved, recommended or entered into a Company Acquisition Agreement with respect to, or consummated, any Superior Acquisition Proposal, (iii) resolved to do any of the foregoing, or

(iv)  in response to the commencement of any tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock, not recommended rejection of such tender offer or exchange offer.

     7.5 Termination Upon Breach of Representation, Warranty or Covenant. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (i) by the Company, if SG breaches any of its representations, warranties, covenants or agreements contained in this Agreement and such breach is reasonably likely to have a material adverse effect on SG or its ability to perform hereunder and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 20 days after the Company has furnished SG with written notice of such breach, or (ii) by SG if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement and such breach is reasonably likely to have a Material Adverse Effect on the Company and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 20 days after SG has furnished the Company with written notice of such breach.

     7.6 Termination Fee.

          (a)  In the event that this Agreement is terminated by the Company pursuant to Section 7.3 or by SG pursuant to Section 7.4, the Company shall pay to SG by wire transfer of immediately available funds to an account designated by SG on the next business day following such termination (or, in the case of a termination pursuant to Section 7.3, prior to the effectiveness of such termination) an amount equal to $1,679,1001 (the “Termination Fee”).

          (b)  The payment of the Termination Fee shall serve as full liquidated damages hereunder, and SG hereby waives all claims against the Company and its Subsidiaries hereunder in respect of the circumstances requiring such payment.

          (c)  Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided that all expenses of SG shall be paid by the Surviving Corporation at or following the Effective Time.

     7.7 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and have no effect other than Sections 5.4, 5.8, 7.6 and this 7.7 which provisions shall survive such termination and all obligations of the parties hereto shall terminate, except pursuant to such enumerated provisions without any liability or obligation on the part of SG or the Company.

     7.8 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or

[1] 12,404,287 x 2.7 x .05 + 4,530

conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

     8.1 Nonsurvival of Representations, Warranties and Agreements. Except as provided in Section 7.7 hereof, the representations and warranties in this Agreement and in any instrument delivered pursuant hereto shall expire at the Effective Time or upon the termination of this Agreement pursuant to Article VII, as the case may be. All agreements in this Agreement to be fully performed prior to the Effective Time shall terminate at the Effective Time and all other agreements shall survive the Effective Time.

     8.2 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail. Notices delivered by hand, by facsimile, or by nationally recognized private carrier shall be deemed given on the day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices shall be addressed as follows:

If to SG:	If to the Company:

Ecometry Corporation	Members of the Independent Committee

1615 South Congress Avenue	of the Board of Directors

Delray Beach, Florida 33445	1615 South Congress Avenue

Attn: Wilburn W. Smith	Delray Beach, Florida 33445

Facsimile: 561-279-4376	Facsimile: 561-279-4376

With copies to:	With copies to:

Akerman, Senterfitt & Eidson, P.A	Testa, Hurwitz & Thibeault, LLP

Las Olas Centre II, Suite 1600	Oliver Street Tower

350 East Las Olas Blvd	125 High Street

Fort Lauderdale, Florida 33301	Boston, Massachusetts 02110

Attn: Bruce I. March, Esq	Attn: George Lloyd, Esq.

Facsimile: (954) 463-2224	Facsimile: (617) 790-0168

or to such other address as any party shall specify by written notice so given.

     8.3 Assignment, Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that

SG may assign all or any of its rights and obligations hereunder to any affiliate of SG. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

     8.4 Entire Agreement. This Agreement, the Disclosure Statements of the Company and SG and the Exhibits hereto constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     8.5 Amendment.

     (a)  This Agreement may be amended by the parties hereto by action taken by their respective Boards of Directors at any time before or after approval of matters presented in connection with the Merger by the shareholders of the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     (b)  With the consent of the other party, either party to this Agreement may at any time and from time to time prior to the mailing of the Proxy Statement, by written notice to the other party, supplement or amend such party’s Disclosure Statement to disclose any breach occurring after the date hereof of any representation or warranty of such party that is not reasonably capable of being remedied prior to the Effective Time and will, if not remedied, result in the condition set forth in Section 6.2(c) (in the case of SG) or in Section 6.3(d) (in the case of the Company) not being satisfied at the Effective Time.

     8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

     8.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     8.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

     8.9 Waivers. All waivers must be in writing. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     8.10 Incorporation of Exhibits. The Disclosure Statements of the Company and SG attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     8.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     8.12 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

SG MERGER CORP.

By: /s/ Allan J. Gardner

Title: Treasurer and Secretary

ECOMETRY CORPORATION

By: /s/ Martin K. Weinbaum

Title: VP Finance & CFO

For purposes of Section 5.2(c) only:

/s/ Wilburn W. Smith

Wilburn W. Smith

/s/ Allan J. Gardner

Allan J. Gardner

EXHIBIT A

Articles of Incorporation of SG

EXHIBIT B

SG By-laws